Exhibit 99.2

AUDIOCODES LTD. PROXY THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS FOR USE AT THE ANNUAL GENERAL MEETING OF SHAREHOLDERS TO BE HELD ON SEPTEMBER 10, 2019 The undersigned shareholder of AudioCodes Ltd. (the “Company”) hereby appoints SHABTAI ADLERSBERG, or if unable to attend, NIRAN BARUCH or ITAMAR ROSEN, the true and lawful attorney, agent and proxy of the undersigned, with full power of substitution, to vote as described below all of the shares of the Company that the undersigned is entitled to vote at the 2019 Annual General Meeting of Shareholders of the Company to be held at the principal executive offices of the Company, 1 Hayarden Street, Airport City, Lod 7019900, Israel, on Tuesday, September 10, 2019 at 2:00 p.m., local time, and at any adjournment thereof. This proxy when properly executed will be voted in the manner directed herein by the undersigned shareholder. If no direction is made, this proxy will be voted FOR each of the items on the reverse side. (Continued and to be signed on the reverse side) 1.1 14475

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF AUDIOCODES LTD. September 10, 2019 GO GREEN e-Consent makes it easy to go paperless. With e-Consent, you can quickly access your proxy material, statements and other eligible documents online, while reducing costs, clutter and paper waste. Enroll today via www.astfinancial.com to enjoy online access. NOTICE OF INTERNET AVAILABILITY OF PROXY MATERIAL: The Notice of Meeting, Proxy Statement, Proxy Card are available at http://www.tase.co.il/tase/ and http://www.magna.isa.gov.il Please sign, date and mail your proxy card in the envelope provided as soon as possible. Please detach along perforated line and mail in the envelope provided. 00033301030103030000 3 091019 PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE EXPLANATION TO PROPOSAL 3 AND 4: IT IS UNLIKELY THAT YOU ARE A CONTROLLING SHAREHOLDER OR THAT YOU HAVE A PERSONAL INTEREST IN THE RESOLUTION UNDER PROPOSAL 3 OR 4, AND THEREFORE YOU PROBABLY NEED TO CHECK THE BOX. YOU SHOULD AVOID CHECKING THE BOX ONLY IF YOU HOLD THE POWER TO DIRECT THE ACTIVITIES OF THE COMPANY, OTHER THAN BY REASON OF BEING A DIRECTOR OR OTHER OFFICE HOLDER OF THE COMPANY (“CONTROLLING SHAREHOLDER”) OR IF YOU, YOUR RELATIVE OR A COMPANY, OTHER THAN AUDIOCODES, THAT IS AFFILIATED WITH YOU OR YOUR RELATIVE, ARE DOING BUSINESS WITH OR HAVE A FAMILY RELATIONSHIP WITH ANY OF OUR OFFICE HOLDERS (“PERSONAL INTEREST”). YOU DO NOT HAVE A PERSONAL INTEREST JUST BECAUSE YOU OWN AUDIOCODES SHARES. IF YOU DO NOT CHECK THE BOX, YOUR VOTE WILL BE CLASSIFIED AS A VOTE SUBJECT TO PERSONAL INTEREST WITH RESPECT TO PROPOSAL 3 OR 4 AND THEREFORE WILL NOT BE COUNTED AS PART OF THE NON-INTERESTED VOTES. IF YOU THINK THAT YOU ARE A CONTROLLING SHAREHOLDER OR HAVE A PERSONAL INTEREST, PLEASE CONTACT THE COMPANY'S CHIEF LEGAL OFFICER FOR GUIDANCE AT +972-3-976-4000. To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method. FOR AGAINST ABSTAIN 1. TO REELECT MS. ZEHAVA SIMON AS A CLASS I DIRECTOR FOR AN ADDITIONAL TERM OF THREE YEARS 2. TO REELECT MR. LIOR ALDEMA AS A CLASS I DIRECTOR FOR AN ADDITIONAL TERM OF THREE YEARS 3. TO APPROVE THE COMPENSATION POLICY FOR OFFICERS AND DIRECTORS OF THE COMPANY FOR THE YEARS 2019-2021 PLEASE NOTE: with respect to Proposal 3, please indicate by checking the box at right, that you are NOT a controlling shareholder and that you do NOT have a personal interest in this resolution (see explanation on the left side of this card) 4. TO APPROVE AN AMENDMENT TO THE EMPLOYMENT AGREEMENT OF MR. SHABTAI ADLERSBERG, THE COMPANY’S PRESIDENT AND CEO AND A DIRECTOR PLEASE NOTE: with respect to Proposal 4, please indicate by checking the box at right, that you are NOT a controlling shareholder and that you do NOT have a personal interest in this resolution (see explanation on the left side of this card) 5. TO RATIFY AND APPROVE THE TERMS OF EMPLOYMENT OF MR. LIOR ALDEMA, THE COMPANY’S CHIEF BUSINESS OFFICER AND GLOBAL HEAD OF SALES AND A DIRECTOR 6. TO RATIFY THE APPOINTMENT OF THE COMPANY’S INDEPENDENT AUDITORS FOR 2019 AND AUTHORIZE THE BOARD OF DIRECTORS TO DETERMINE THE AUDITORS’ COMPENSATION The undersigned hereby acknowledges receipt of the Notice of the 2019 Annual General Meeting of Shareholders and the Proxy Statement accompanying such Notice, revokes any proxy or proxies heretofore given to vote upon or act with respect to the undersigned's shares and hereby ratifies and confirms all that said proxies, their substitutes, or any of them, may lawfully do by virtue thereof. Signature of Shareholder Date: Signature of Shareholder Date: Note: Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.